Barristers & Solicitors
Patent & Trade-mark Agents

McCarthy Tétrault

McCarthy Tétrault LLP
Box 48, Suite 4700
Toronto Dominion Bank Tower
Toronto ON M5K 1E6
Canada
Telephone: 416 362-1812
Facsimile: 416 868-0673
mccarthy.ca

August 31, 2007

LORUS THERAPEUTICS INC.

<u>Notice</u>
<u>Articles of Incorporation for 6650309 Canada Inc.</u>

On behalf of Lorus Therapeutics Inc., please be advised that the attached articles of incorporation filed on SEDAR today, supersede the articles of incorporation filed on July 11, 2007.

Yours very truly,

"McCarthy Tétrault LLP"

Industry Canada | Industrie Canada

Certificate
of Incorporation

Canada Business
Corporations Act

Certificat
de constitution

Loi canadienne sur
les sociétés par actions

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société
6650309 CANADA INC.	665030-9

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the Canada Business Corporations Act.

Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la Loi canadienne sur les sociétés par actions.

Richard G. Shaw
Director - Directeur

November 1, 2006 / le 1 novembre 2006

Date of Incorporation - Date de constitution

Canada

Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT — RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

ARTICLES OF INCORPORATION (SECTION 6) — STATUTS CONSTITUTIFS (ARTICLE 6)

Processing Type - Mode de Traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société

6650309 CANADA INC.

2. The province or territory in Canada where the registered office is to be situated -
La province ou le territoire au Canada où se situera le siège social

ON

3. The classes and any maximum number of shares that the corporation is authorized to issue -
Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

4. Restrictions, if any, on share transfers - Restrictions sur le transfert des actions, s'il y a lieu

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

5. Number (or minimum and maximum number) of directors - Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum: 3 Maximum: 11

6. Restrictions, if any, on business the corporation may carry on -
Limites imposées à l'activité commerciale de la société, s'il y a lieu

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

7. Other provisions, if any - Autres dispositions, s'il y a lieu

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

8. Incorporators - Fondateurs

Name(s) - Nom(s)	Address (including postal code) - Adresse (inclure le code postal)	Signature
AIPING YOUNG	7 SANDFIELD ROAD, TORONTO, ONTARIO, CANADA, M3B 2B5	AIPING YOUNG
DONALD W. PATERSON	24 ELGIN AVENUE, TORONTO, ONTARIO, CANADA, M5R 1G6	DONALD PATERSON
GRAHAM STRACHAN	40 DEANEWOOD CRESCENT, ETOBICOKE, ONTARIO, CANADA, M9B 3B1	GRAHAM STRACHAN

Canada

Item 3 - Shares / Rubrique 3 - Actions

The Corporation is authorized to issue an unlimited number of common shares, with the rights, privileges, restrictions and conditions attaching to the common shares as follows:

(a) Payment of Dividends: The holders of the common shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the common shares, the board of directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation.

(b) Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution will be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

(c) Voting Rights: The holders of the common shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each common share held at all such meetings.

Item 4 - Restrictions on Share Transfers / Rubrique 4 - Restrictions sur le transfert des actions

None

Item 6 - Restrictions - Business / Rubrique 6 - Restrictions - activité commerciale

None

Item 7 - Other Provisions / Rubrique 7 - Autres dispositions

The actual number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the directors.

The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.